Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Sponsor and Trustee

SPDR® Gold Trust:

We consent to the incorporation by reference in the registration statement (No. 333-217785) on Form S-3 of SPDR® Gold Trust (the “Trust”) of our reports dated November 27, 2018, with respect to the statements of financial condition of the Trust, including the schedules of investment, as of September 30, 2018 and 2017, and the related statements of operations, cash flows and changes in net assets for each of the years in the three-year period ended September 30, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of September 30, 2018, which reports appear in the September 30, 2018 annual report on Form 10-K of the Trust. We also consent to the reference to our firm under the heading “Experts” in the above noted registration statement.

/s/ KPMG LLP

New York, New York

November 27, 2018